SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Audience, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value

(Title of Class of Securities)

05070J102

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Peter B. Santos President and Chief Executive Officer Audience, Inc. 440 Clyde Avenue Mountain View, California 94043 (650) 254-2800

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Michael J. Danaher, Esq.

Julia Reigel, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This filing relates solely to preliminary communications made prior to the commencement of an anticipated tender offer to allow eligible employees and executive officers of Audience, Inc., a Delaware corporation (the “Company”) to exchange certain of their outstanding options to purchase shares of the Company’s common stock for new options to purchase shares of the Company’s common stock to be granted under the Company’s Amended and Restated 2011 Equity Incentive Plan (the “2011 Plan”) with a new vesting schedule.

On November 26, 2012, the Company filed a proxy statement with the U.S. Securities and Exchange Commission (“SEC”) relating to its special meeting of stockholders to be held on Thursday, December 20, 2012, which contains a proposal submitted to the Company’s stockholders to approve an amendment to the 2011 Plan to implement a one-time stock option exchange program for the Company’s employees and executive officers (the “Exchange Program”).

The proxy statement does not constitute an offer to holders of eligible stock options to exchange such options. The Exchange Program described in the proxy statement has not commenced and will not commence unless stockholder approval is obtained at the Company’s special meeting of stockholders. Even if such stockholder approval is obtained, the Company may still decide later not to implement the Exchange Program. The Company will file a Tender Offer Statement on Schedule TO with the SEC upon the commencement of the Exchange Program. Persons who may be eligible to participate in the Exchange Program should read the Tender Offer Statement on Schedule TO, including the offer to exchange and other related materials, when those materials become available because they will contain important information about the Exchange Program. The written materials described above, when filed with the SEC, and other documents filed with the SEC may be obtained free of charge from the SEC’s website at www.sec.gov. In addition, persons eligible to participate in the Exchange Program may obtain free copies of documents filed with the SEC by contacting Vice President of Human Resources, Audience, Inc., 440 Clyde Avenue, Mountain View, California 94043 or through the Company’s website at http://investor.audience.com/sec.cfm.

Item 12.	Exhibits.

Exhibit Number	Description

99.1	Proxy Statement for the Special Meeting of Stockholders scheduled for December 20, 2012 (incorporated by reference from the Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on November 26, 2012).